SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of of
the Securities Exchange Act of 1934
For: November 9, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2006

ENCANA CORPORATION (Registrant)
By:	/s/ Linda Mackid
	Name:	Linda Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	The following Prospect Disclosure Statement was filed on November 9, 2006 with the securities regulatory authorities in Canada as supporting filings under Section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from subsidiary prospects for the following resource play:

Deep Panuke Offshore Gas Development Project — November 9, 2006

EnCana Corporation
Prospect Disclosure Statement
Deep Panuke Offshore Gas Development Project — November 9, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its prospect known as the Deep Panuke Offshore Gas Development Project.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

The Deep Panuke gas pool is located offshore east coast of Canada on the Scotian Shelf, approximately 250 kilometres southeast of Halifax, Nova Scotia, and 173 kilometres from landfall at Goldboro, Nova Scotia. It encompasses natural gas located on, at the time of this filing, offshore licenses PL 2902 (Panuke), EL 2387 (Margaree), SDL 2255H (Deep Cohasset), PL 2901 (Cohasset) and EL 2360 (Lower Musquodoboit).

(b)	Gross and net interest in the property:

EnCana’s working interest varies over the licenses encompassing Deep Panuke. EnCana holds 100 percent working interest in offshore licenses PL 2902 (Panuke), EL 2387 (Margaree), and EL 2360 (Lower Musquodoboit), a 50 percent working interest in PL 2901 (Cohasset) and a 24.5 percent working interest in SDL 2255H (Deep Cohasset).

(c)	Interest expiry date:

The Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) administers the rights and licensing process for the licenses making up the Deep Panuke Project. Production Licenses (“PL”) are issued for a term of 25 years, but may be extended if commercial production is continuing or is likely to recommence. PL 2901 and PL 2902 were issued in April 1991 and have an expiry date at the end of March 2016. Significant Discovery Licenses (“SDL”) are provided as an intermediate interest designed to maintain an explorer’s rights during the period between the first discovery and eventual production, and have an indefinite term. SDL 2255H came into effect in January 1990 and has an indefinite term. Exploration Licenses (“EL”) are awarded for a maximum term of 9 years. On expiry of an EL, the land not subject to an SDL or PL becomes Crown reserve. EL 2360 was issued July 1998 and expires in June 2007. EL 2387 was issued January 1, 2000 and expires on December 31, 2008.

EnCana has made application to the CNSOPB for a Declaration of Significant Discovery for Deep Panuke that would include areas covered on the current

Prospect Disclosure Statement — Deep Panuke Offshore Gas Development Project — November 9, 2006
Exploration, Significant Discovery and Production Licenses. Once a Significant Discovery has been declared, the holder of an EL may then apply for an SDL for all portions of the significant discovery area located on the EL, providing an indefinite term on the SDL.

(d)	Target zone name, geologic age and lithology:

The gas-bearing zone is comprised of the Abenaki 4, 5 and 6 members of the Jurassic-age Abenaki Formation. The Deep Panuke Gas Pool extends approximately 20 kilometres along the Abenaki carbonate margin. The gas—bearing portion of the Abenaki Formation consists of fractured dolomites and vuggy limestones.

(e)	Distance to the nearest analogous commercial production:

The Sable Offshore Energy Project (“SOEP”) is currently the only commercial natural gas development on the Scotian Shelf. The main production platform for SOEP is located approximately 40 kilometres from the proposed location for the Deep Panuke Production Platform. Although SOEP is relatively close to Deep Panuke, the SOEP natural gas fields are not analogous to the Deep Panuke discovery. SOEP natural gas is contained in porous sandstone reservoirs and is sweet gas with traces of H2S and relatively low levels of CO2. The Deep Panuke pool is expected to produce natural gas from a porous and permeable carbonate reservoir, and is very lean with 0.18 percent H2S and 3.44 percent CO2.

(f)	Product types reasonably expected:

Gas from Deep Panuke is very lean with 0.18 percent H2S and 3.44 percent CO2. The best estimate of condensate/gas ratio is 3.3bbls/Mmscf. The condensate is expected to provide the main source of fuel for the production platform.

(g)	Range of Pool or Field Sizes:

The Deep Panuke field is estimated to contain between 750 and 1330 BCF raw gas in place. Estimated ultimate recovery is between 390 and 890 BCF sales gas.

(h)	Depth of the target zone:

The average reservoir depth is approximately 3450 m below sea level.

(i)	Estimated cost to develop the field:

The estimated capital cost to develop the pool is approximately C$700 million (+/-25 percent) to first gas. This includes the completion of four existing wells for production, drilling one new production well and one new acid gas disposal well, installing subsea flow-lines, control umbilicals and a 176 kilometre long 22” diameter export pipeline, engineering and project management. The development concept includes the provision of a third-party owned and operated

Prospect Disclosure Statement — Deep Panuke Offshore Gas Development Project — November 9, 2006
mobile offshore production unit to be provided to EnCana under a field centre lease and operations services contract for the economic life of the field.

(j)	Reasonably expected commencement and production dates:

EnCana has commenced the regulatory process for the review of the Deep Panuke Development Plan Application, Environmental Assessment and National Energy Board Application. EnCana anticipates that the regulatory process should be completed by the third quarter of 2007, after which the company will make a decision whether or not to sanction the full development. Should the Project be sanctioned by late 2007, EnCana will award major contracts for the provision of the production unit, drilling and completions, subsea flow-lines and control umbilicals, and export pipeline, with first gas production forecast for late 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX Henry Hub price plus a premium to the U.S. Northeast market, less appropriate pipeline transportation costs.

(l)	Reasonably expected marketing and transportation arrangements:

Primary markets are located in the U.S. northeast with opportunities for natural gas sales to domestic markets in Atlantic Canada. It is anticipated that natural gas will be shipped to markets using the Maritimes and Northeast Pipeline system in Canada and the northeast United States.

(m)	Operator and relevant experience:

EnCana Corporation is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

The natural gas potential at Deep Panuke is established with the existing wells and well tests. The key subsurface technical uncertainties are the ranges of gas in place and recovery efficiency.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. These risks may include, among other things, volatility of commodity prices; product supply and demand; imprecision of resource estimates; timing and cost of wells and related production facilities; and the price and availability of labour and oil field services. What are believed to be the greater technical risks specific to this play would be poor reservoir performance due to premature water breakthrough and/or excessive water production.

Prospect Disclosure Statement — Deep Panuke Offshore Gas Development Project — November 9, 2006
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated raw gas in place; estimated ultimate recovery; anticipated characteristics of produced natural gas; anticipated timing for first production; anticipated regulatory approvals and the timing thereof; estimated drilling costs; estimated drilling periods; anticipated capital costs; anticipated infrastructure projects; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully negotiate and execute final definitive agreements relating to the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made wit h securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there

Prospect Disclosure Statement — Deep Panuke Offshore Gas Development Project — November 9, 2006
can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.